UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Liquidmetal Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

53634 X 100

(CUSIP Number)

Wynnefield Capital, Inc.
Wynnefield Capital Management LLC
Attn: Nelson Obus
450 Seventh Avenue, Suite 509
New York, New York 10123

Copy to:
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
(212) 752-9700 Fax: (212) 980-5192
Attention: David E. Danovitch, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP TAX ID #: 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,019,531 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 433,266 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 310,910 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.28%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP I TAX ID #: 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,294 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 567,372 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 407,143 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund Ltd. TAX ID #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. TAX ID #: 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,341,499 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 546,740 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 392,339 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, owned by Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC TAX ID #: 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	10	SHARED DISPOSITIVE POWER 0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,825 shares of common stock, consisting of an aggregate (i) 671,134 shares of Common Stock; (ii) 1,000,638 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 718,053 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
Number of Shares Beneficially	7	SOLE VOTING POWER 0
Owned By Each Reporting Person With	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
Number of Shares Beneficially	7	SOLE VOTING POWER 0
Owned By Each Reporting Person With	8
SHARED VOTING POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,731,323 shares of common stock, consisting of an aggregate (i) 1,073,554 shares of Common Stock; (ii) 1,547,377 shares of Common Stock issuable upon conversion of Convertible Subordinated Notes; and (iii) 1,110,392 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants, collectively owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.34%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Liquidmetal Technologies, Inc., a Delaware corporation, whose principal executive offices are located at 30452 Esperanza, Rancho Santa Margarita, California, 92688 (the “Issuer”).

Item 2. Identity and Background.

This Schedule 13D is filed by the Wynnefield Reporting Persons.

(a)-(c) and (f) This Schedule 13 is filed by the following reporting persons (collectively, the “Wynnefield Reporting Persons”). Each has a business address at 450 Seventh Avenue, Suite 509, New York, New York 10123:

1.	Wynnefield Partners Small Cap Value, L.P., private investment companies organized as limited partnerships under the laws of the State of Delaware (“Wynnefield Partners”);

2.	Wynnefield Partners Small Cap Value, L.P. I, private investment companies organized as limited partnerships under the laws of the State of Delaware (“Wynnefield Partners I”);

3.	Wynnefield Small Cap Value Offshore Fund, Ltd., a private investment company organized under the laws of the Cayman Islands (“Wynnefield Offshore”);

4.	Wynnefield Capital Management, LLC, a New York limited liability company (“WCM”);

5.	Wynnefield Capital, Inc., a New York corporation (“WCI”);

6.	Nelson Obus, a citizen of the United States of America; and

7.	Joshua Landes, a citizen of the United States of America.

The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

WCM is the general partner of Wynnefield Partners and Wynnefield Partners I. Nelson Obus and Joshua Landes are the co-managing members of WCM, and, as such, have the power to direct the vote and the disposition of the shares of the Issuer’s Common Stock held by Wynnefield Partners and Wynnefield Partners I.

WCI is the general partner and investment manager of Wynnefield Offshore. Nelson Obus and Joshua Landes are the principal executive officers of WCI, as such, have the power to direct the vote and the disposition of the shares of the Issuer’s Common Stock held by Wynnefield Offshore.

(d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All securities of the Issuer reported in this Schedule 13D as beneficially owned by the Wynnefield Reporting Persons were acquired by Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore, respectively, using funds provided from the working capital of such Wynnefield Reporting Person. These include (i) an aggregate 1,073,554 shares of the Issuer’s Common Stock, (ii) Convertible Subordinated Notes in the aggregate principal amount of $1,702,115, issued on various dates, which are convertible into an aggregate of 1,547,377 shares of the Issuer’s Common Stock at a conversion price of $1.10 per share, and (iii) Common Stock Purchase Warrants of the Issuer issued on various dates, to purchase an aggregate of 1,110,392 shares of the Issuer’s Common Stock, at various conversion prices. No other funds or other consideration were used in making such purchases.

Item 4. Purpose of Transaction.

The Wynnefield Reporting Persons acquired the shares of the Issuer’s Common Stock in the ordinary course of its business for investment purposes. The Wynnefield Reporting Persons also separately purchased the Subordinated Convertible Notes and Common Stock Purchase Warrants for investment purposes, pursuant to a certain Securities Purchase Agreement with the Issuer. The Notes were not amortized, as required pursuant to the Securities Purchase Agreement. The Company took the unprecedented act of purportedly amending the Notes after the fact, and consequently, the Wynnefield Reporting Persons entered into forbearance discussions with the Issuer. On August 13, 2008, the Wynnefield Reporting Persons sent a notice of default to the Issuer, a copy of which is attached hereto as Exhibit A. On August 8, 2008, a representative of the Issuer informed the Wynnefield Reporting Persons that the Notes had been amended by a majority of the Notes’ holders. On August 18, 2008, a representative of the Wynnefield Reporting Persons sent the Issuer a request for proof that a majority of holders of the Notes elected to amend the terms of the Notes. A copy of such letter is attached hereto as Exhibit B. On August 19, 2008, a representative of the Issuer provided notice to the Wynnefield Reporting Persons of the purported proof of majority. A copy of such notice is attached hereto as Exhibit C. The Wynnefield Reporting Persons believe that the Notes were not timely nor properly amended and that the Issuer is consequently in an Event of Default with respect to the Notes, which Event of Default has not been properly disclosed to the public.

As a result of these events, the Wynnefield Reporting Persons are seeking a more active role in the Company’s affairs in order to protect their position and the position of other shareholders and creditors, including whether to place the Issuer into an involuntary bankruptcy proceeding. The Wynnefield Reporting Persons are also considering taking steps to bring about other changes, which may include changes in the board composition by nominating at least one new member to the Issuer’s Board of Directors, as well as the pursuit of other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and to discuss such issues with the Issuer's directors, management, shareholders and other parties. The Wynnefield Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time and from time to time.

Item 5. Interest in Securities of the Issuer.

(a) - (c) As of August 28, 2008, the Wynnefield Reporting Persons beneficially owned in the aggregate, 3,731,323 shares of Common Stock constituting approximately 8.34% of the outstanding shares of the Issuer’s Common Stock (based upon 44,726,295 shares of the Issuer’s Common Stock outstanding on July 31, 2008, as set forth in the Issuer’s report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the U.S. Securities and Exchange Commission on August 19, 2008). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares

Wynnefield Partners	1,019,531	2.28%
Wynnefield Partners I	1,370,294	3.06%
Wynnefield Offshore	1,341,499	3.00%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 3,731,323 shares of Common Stock, constituting approximately 8.34% of the outstanding shares of Common Stock (based upon 44,726,295 shares of the Issuer’s Common Stock outstanding on July 31, 2008, as set forth in the Issuer’s report on Form 10-Q for the quarterly period ended June 30, 2008, filed with the U.S. Securities and Exchange Commission on August 19, 2008). The filing of this Schedule 13D and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

To the best knowledge of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, or any general partner, executive officer or director thereof, as applicable, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Letter dated August 13, 2008
Exhibit B	Letter dated August 18, 2008
Exhibit C	Notification of proof of majority.
Exhibit D	Joint Filing Agreement dated as of August 29, 2008.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2008	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

	By:	Wynnefield Capital Management, LLC,
General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

	By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

	By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

EXHIBIT A

13 August 2008

VIA FACSIMILE & FEDERAL EXPRESS

Liquidmetal Technologies, Inc.
30452 Esperanza
Rancho Santa Marguerita, CA 90268
ATTN: John Kang

Re: Notice of Events of Default and Reservation of Rights

Dear Mr. Kang:

Reference is made to that certain Convertible Subordinated Note dated as of January 3, 2007 (the "**Note**") issued by Liquidmetal Technologies, Inc. (the "**Company**") pursuant to that certain Securities Purchase Agreement dated as of January 3, 2007 (the "**SPA**") between the Company and certain purchasers, including funds managed by Wynnefield Capital, Inc. ("**Wynnefield**" or the "**Holder**").

Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to them in the Note and the SPA.

NOTICE IS HEREBY GIVEN to the Company that one or more unwaived Events of Default have occurred, remain unwaived, and are continuing under the Note, including without limitation, the following Events of Default (the "**Designated Events of Default**"):

1. Event of default under Section 1(b) of the Note – the Company has failed to pay the amortization payment that was due on July 31, 2008.

FURTHER NOTICE IS HEREBY GIVEN to the Company that pursuant to Section 4(a)(i) of the Note that an Event of Default is defined, *inter alia*, as "the Company's failure to pay to the Holder any amount of Principal or Interest when and as due under this Note if such failure continues for a period of at least five Business Days." As the first amortization of principal was due on July 31, 2008, and this notice is being given on August 13, 2008, at least five Business Days has elapsed.

FURTHER NOTICE IS HEREBY GIVEN to the Company that pursuant to Section 2 of the Note, "the Cash Interest Rate shall be twelve percent (12.00%) per annum and the Note Interest Rate per annum shall be fifteen percent (15%) per annum."

FURTHER NOTICE IS HEREBY GIVEN to the Company that pursuant to Section 4(b) of the Note, the Holder is electing to redeem 100% of the Note, together with accrued Interest, including Interest that has accrued at the Interest Rate adjusted for an Event of Default.

Nothing in this notice is intended to or shall be construed as a waiver or forbearance of any of the rights, remedies, and powers of the Holder against the Company, or a waiver of any Event of Default, whether specified herein or otherwise, or a consent to any departure by the Company from the express provision of the Note or the SPA. The Holder reserves expressly all of its remedies, powers, rights, and privileges under the Note in law, in equity, or otherwise.

This letter shall not constitute an amendment or waiver by the Holder of any provision of the Note or the SPA, and all of the provisions of the Note, the SPA, and related documents shall remain in full force and effect. Neither the Wynnefield's failure to require strict performance by the Company of any provision of the Note, nor its failure to exercise, or delay in exercising, any right, power, or privilege under the Note or the SPA shall operate as a waiver thereof or waive, affect, or diminish any right belonging to it thereafter to demand strict compliance and performance therewith.

Very truly yours,

By: Wynnefield Capital, Inc.

Nelson Obus, President

EXHIBIT B

GERSTEN SAVAGE LLP

600 LEXINGTON AVENUE
NEW YORK NY 10022-6018
T: 212-752-9700
F: 212-980-5192
INFO@GERSTENSAVAGE.COM
WWW.GERSTENSAVAGE.COM

August 18, 2008

VIA FACSIMILE - 813.221.4210

Curt P. Creely, Esq.
Partner
Foley & Lardner LLP
100 North Tampa Street
Suite 2700
Tampa, FL 33602

Re: Liquidmetal Technologies, Inc. (the "Company")

Dear Mr. Creely:

Further to my email of August 14, 2008, this is formally to request on behalf of our client, Wynnefield Capital, Inc. ("Wynnefield"), proof that a majority of holders of that certain Convertible Subordinated Note (the "Note") have elected to amend the terms of the Note to permit the Company to commence amortization of principal on the Note commencing on or before September 30, 2008, rather than July 31, 2008, as currently provided in Section 1(b).

As Dwight Mamanteo of Wynnefield explained on Wednesday, August 13, 2008, Wynnefield delivered a formal notice of default to the Company. To date, Wynnefield has neither received a response from the Company nor has it seen any disclosure in the form of a Current Report on Form 8-K filed on Edgar indicated that it had received such a default notice. Mr. Mamanteo was informed by Mr. Kang that the Company had received the approval of a majority of noteholders to extend the period required for the Company to begin amortization of the Note. Presumably Mr. Kang was referring to Section 17 of the Note, which addresses amendments to the Note.

I am obliged to note that even in the event that Mr. Kang does produce satisfactory evidence that a majority of noteholders has voted to amend the amortization term, our client does not necessarily concede that this is applicable to the situation, as here, where there is already a continuing Event of Default, as defined in the Note. As such, our client reserves all rights under the Note, at equity, and at law.

Thank you very much for your time and attention to this matter.

Very truly yours,

David E. Danovitch
For Wynnefield Capital, Inc.

cc: John Kang

AFFILIATED WITH WHITEMAN OSTERMAN & HANNA LLP | ONE COMMERCE PLAZA | ALBANY NY 12260 | T: 518-487-7600 F: 518-487-7777 | WWW.WOH.COM

EXHIBIT C

LIQUIDMETAL® TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Richard Marks
Diamond Opportunity Fund, LLC
500 Skokie Blvd, Suite 310
Northbrook, IL 60062

Dear Mr. Marks:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30, 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

[signature]

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: Diamond Opportunity Fund, LLC
By: Diamond Asset Management, LLC
By: [signature]
Name: Richard Marks
Title: Managing Director
Date: August 11, 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2188

TAMP_1206642.4

LIQUIDMETAL® TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Mermelstein Development LLC
Attn: Mr. Uri Mermelstein
302 Fifth Avenue
8th Floor
New York, NY 10001

Dear Mermelstein Development LLC:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30, 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: Mermelstein Development LLC
By: [signature]
Name: EDWARD MERMELSTEIN
Title: Managing Member
Date: August 8, 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2188

TAMP_1206642.4

LIQUIDMETAL TECHNOLOGIES

August 7, 2008

CONFIDENTIAL

Chang Ki Cho
Seoul, South Korea

Dear CK:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30, 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: Chang Ki Cho
By:
Name: Chang Ki Cho
Title:
Date: Aug. 8, 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2188

TAMP_1206642.4

LIQUIDMETAL® TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Ricardo A. Salas
64 Ritz Cove Drive
Monarch Beach, CA 92629

Dear Rick:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30. 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: RICARDO A. SALAS
By: Ricardo Salas
Name:
Title:
Date: 8-7, 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2108

TAMP_1206642.4

LIQUIDMETAL TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Atlantic Realty Group, Inc.
Attn: Mr. Jack Chitayat
1836 El Camino Del Teatro
La Jolla, CA 92037

Dear Atlantic Realty Group, Inc.:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30. 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: Atlantic Realty Group, Inc.
By: [signature]
Name: JACK CHITAYAT
Title: President
Date: August 6, 2008

30432 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2108

TAMP_1206642.4

LIQUIDMETAL TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Carlyle Holdings LLC
Attn: Mr. Abdi Mahamedi
2 Gannett Drive
Suite 201
White Plains, NY 10604

Dear Carlyle Holdings, LLC:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30, 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: CARLYLE HOLDINGS LLC
By:
Name: ABDI MAHAMEDI
Title: PRESIDENT
Date: AUGUST 6, 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2108

TAMP_1206642.4

LIQUIDMETAL®
TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

BridgePointe Master Fund Ltd.
c/o Roswell Capital Partners
1120 Sanctuary Parkway, Suite 325
Alpharetta, GA 30004

Dear Mike:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30, 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

The Company also agrees that, in the event the Company's wholly owned subsidiary, Liquidmetal Korea Co. Ltd., a Korean corporation and subsidiary of the Company, sells its manufacturing facility in Pyong-Taek, Korea (the "Korean Facility"), and regardless of whether such sale results in an aggregate of $25 million in net proceeds, the Company will cause all proceeds from such sale to be placed directly by the purchaser at closing into a segregated bank account (the "Segregated Account"). The Company shall distribute, or shall cause Liquidmetal Korea to distribute, the proceeds from out of the Segregated Account in the following order (subject to applicable government approvals for transfer of such funds out of Korea):

(i) first, an amount not to exceed four percent (4%) of the gross sales price to placement agents or brokers toward reasonable transaction expenses for the sale of the Korean Facility,

(ii) second, an amount not to exceed an aggregate of $250,000 to Kookmin Bank, to pay off the then outstanding debt held by it and secured by the Korean facility,

(iii) third, an amount to the holders of the Notes as necessary to redeem the Notes in accordance with Section 3 of Amendment No. 1 to the Notes dated April 23, 2007, and

(iv) the remainder to working capital and general corporate purposes.

Failure to comply with the above requirements to segregate and distribute the proceeds of the sale of the Korean Facility shall constitute a default under the loan agreement dated January 3, 2007. All holders of the Notes will be third-party beneficiaries of the Company's agreement set forth in this paragraph and shall be entitled to enforce the provisions of this paragraph.

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2188

TAMP_1206642.4

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: ERIC S. SWARTZ
By:
Name: BRIDGE POINTE MASTER FUND LTD.
Title: DIRECTOR
Date: AUGUST 19, 2008

TAMP_1206642.4

LIQUIDMETAL TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Carlyle Liquid LLC
Attn: Mr. Abdi Mahamedi
2 Gannett Drive
Suite 201
White Plains, NY 10604

Dear Carlyle Liquid, LLC:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: CARLYLE LIQUID LLC.
By:
Name: ABDI MAHAMEDI
Title: MANAGER
Date: AUGUST 6, 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2108

TAMP_1206642.4

LIQUIDMETAL TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Mr. Abdi Mahamedi
c/o Carlyle Development Group, Inc.
2 Gannett Drive
Suite 201
White Plains, NY 10604

Dear Mr. Mahamedi:

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30, 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder: ABDI MAHAMEDI
By:
Name: ABDI MAHAMEDI
Title: SELF
Date: AUGUST 6, 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2108

TAMP_1206642.4

LIQUIDMETAL® TECHNOLOGIES

July 31, 2008

CONFIDENTIAL

Fort Mason Capital, LLC
580 California Street, 19th Floor
San Francisco, CA 94104

This letter is being sent to you as a holder (a "Holder") of one or more Convertible Subordinated Notes Due January 2010 (the "Notes") which were issued by Liquidmetal Technologies, Inc. (the "Company") from and after January of 2007. The Company believes that it is advisable to amend Section 1(b) of the Note by changing the first Amortization Date (as defined in the Note) from July 31, 2008 to September 30. 2008 and by changing the Amortization Redemption Amount (as defined in the Note) to be paid on each Amortization Date to 1/32 of the original principal amount of the Note (rounded up to the next whole dollar). In accordance with Section 17 of the Notes, the Company is seeking the written consent to such amendment from the holders of Notes representing a majority of the aggregate principal amount of the outstanding Notes. Your signature below evidences your agreement to this amendment and shall represent your written consent for purposes of Section 17 of the Notes, and upon the Company's receipt of such consents from the holders of a majority of the aggregate principal amount of the outstanding Notes, the amendment shall be deemed effective.

Please indicate your consent to the foregoing amendment by signing in the space provided below and returning a copy to the Company.

Sincerely,

John Kang
John Kang
Chairman

AGREED TO AND ACKNOWLEDGED:

Name of Holder:	Fort Mason Master, LP and Fort Mason Partners, LP
By:	[signature]
Name:	Dan German
Title:	Managing Member, Fort Mason Capital, LLC
Date:	July 31st , 2008

30452 ESPERANZA • RANCHO SANTA MARGARITA, CA • 92688
PHONE: (949) 635-2100 • FAX: (949) 635-2108

TAMP_1206642.4

EXHIBIT D

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 29th day of August, 2008, by and among Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua Landes.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Liquidmetal Technologies, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually